Exhibit 99.47

VILLAGE FARMS INTERNATIONAL JOINS INDUSTRY ADVOCATE FOR FULL LEGALIZATION OF HEMP IN THE U.S.

VANCOUVER, September 25, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTC:VFFIF) today announced that it has been accepted as a member of the board of the U.S. Hemp Roundtable (www.hempsupporter.com), a coalition of dozens of companies and major national grassroots organizations advocating for the full and permanent legalization of hemp in the United States. Village Farms is one of the first large agricultural companies and the first greenhouse grower to join the U.S. Hemp Roundtable.

Hemp, also known as “industrial hemp”, refers to varieties of the cannabis sativa plant with very low levels of the psychoactive compound, tetrahydrocannabinol (THC) (commonly defined as less than 0.3% concentration of THC) and a key input for the production of a vast array of consumer and industrial products. Hemp is also a source of cannabidiol (CBD), a compound that has become increasingly popular among consumers nationwide to improve their general health and wellness. In the U.S. currently, hemp is a Schedule I controlled substance and cannot be legally cultivated, except under state agricultural pilot programs authorized by the 2014 Farm Bill. The Hemp Farming Act of 2018 is a proposed U.S. law that would permanently remove hemp as a Schedule I controlled substance, legalizing its cultivation and making it an ordinary agricultural commodity.

“Village Farms has been at the leading edge of new agricultural opportunities that can more profitably leverage our decades of experience as a vertically integrated greenhouse grower coupled with the scale and excellence of our North America greenhouse operations,” said Stephen C. Ruffini, CFO of Village Farms International. “We look forward to making a meaningful contribution to the U.S. Hemp Roundtable’s pursuit of establishing hemp as a legal agricultural commodity.”

About the U.S. Hemp Roundtable

Launched in early 2017, the U.S. Hemp Roundtable is a coalition of more than fifty hemp companies – representing every link of the product chain, from seed to sale – and all of the industry’s major national grassroots organizations. Its primary goal is to secure passage of bi-partisan legislation in the U.S. Congress that would establish hemp as an agricultural commodity, and permanently remove it from regulation as a controlled substance. Its efforts include an aggressive, targeted, grass-tops lobbying campaign that brings leading farmers and business executives to Washington to secure final passage of the Hemp Farming Act of 2018.

In order to build political support – and ensure the long-term viability of the industry – the Roundtable’s mission also includes:

•	Facilitating information exchange with law enforcement and federal agency officials

•	The seeding and infrastructure development of an independent, self-regulatory organization (SRO), including the drafting of regulatory-acceptable specifications and standards.

•	Continued long-term legislative advocacy on other major policy issues, remaining vigilant against potential attempts of rival industries to halt hemp’s progress.

For more information, visit: www.hempsupporter.com.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook,” “may,” “might,” “will,” “could,” “should,” “would,” “occur,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” “likely,” “schedule,” “objectives,” or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/25/c2492.html

%SEDAR: 00029410E

For further information: Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 25-SEP-18